SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/000100

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO MARKET

Transaction with Related Parties

Pursuant to Instruction 480/2009, issued by the Brazilian Securities and Exchange Commission ("CVM"), as amended, Ambev S.A. (the “Company”), hereby presents to its shareholders and the public the information on related party transactions set forth in Annex 30-XXXIII of the CVM Instruction 480/2009, in connection with the share swap agreement executed by and between the Company and its controlling shareholder, Anheuser-Busch InBev N.V./S.A. (“AB InBev”) on May 12, 2016, as disclosed in the Material Fact Notice published by the Company on such date.

Parties	Company and AB InBev.
Relationship with the Company	AB InBev is the Company’s controlling shareholder.
Object of the Transaction

The transfer of all businesses owned by the Company in Ecuador, Peru and Colombia, included all shares owned by the Company in connection with such businesses (“Transferred Businesses”), in exchange for the business owned today by SABMiller plc (“SABMiller”) in Panama (“Acquired Business”) (“Transaction”). As a result of the Transaction, the Company will cease its operations in Colombia, Peru and Ecuador and will commence operations in the beverages market of Panama.

Main Terms and Conditions of the Transaction

The Transaction involves the exchange of shares in Ecuador, Peru, Colombia and Panama, as described above. The Transaction does not involve the payment in cash for any such shares, except for post-closing debt and/or cash adjustments.

In the context of the Transaction, the Company and AB InBev mutually agree to negotiate, until the closing of the Transaction, license agreements with respect to certain brands and recipes owned by the Company and AB InBev for purposes of import, marketing, sale, distribution and production of such brands in Ecuador, Peru, Colombia and Panama.

The Transaction is conditional on the successful closing of the proposed business combination between SABMiller and AB InBev as announced on 11 November 2015 (“Merger”), in addition to other customary closing conditions.

Eventual participation of the shareholders or management of the related counterparty in the decision making process or the negotiation of the Transaction as representatives of the Company

AB InBev did not participate in the Company’s decision with regards to the Transaction, and did not act as the Company’s representative during the negotiations. The negotiation of the main terms of the Transaction was led by the Company’s Chief Financial and Investor Relations Officer, Mr. Ricardo Rittes de Oliveira Silva, and by the Company’s General Counsel and Corporate Affairs Executive Officer, Mr. Pedro de Abreu Mariani. The Company engaged its own external financial and legal advisors in Brazil and abroad for the negotiation and comprehension of the aspects of the Transaction. The decision making process was carried out by the Company in an independent manner, and was examined and recommended by the Company’s Compliance Committee and, subsequently, examined and approved by the Company’s Board of Directors. The board members Carlos Alves de Brito, Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Paulo Alberto Lemann, Roberto Moses Thompson Motta and João M. Giffoni de Castro Neves did not participate in the discussions related to the Transaction and abstained from the deliberation that authorized the Transaction.

Detailed explanation of the reasons for which the Company’s management believes the Transaction was carried out on an arm’s length basis or provided the payment of adequate compensation

The Company’s management carried out a detailed analysis of the terms of the Transaction, which took into consideration an independent study (fairness opinion) prepared by Rothschild & Sons (Brazil). These procedures demonstrated that the financial terms of the Transaction are fair. Accordingly, the Company’s Compliance Committee and Board of Directors approved the Transaction for it is in line with the Company’s best interests, as described above.

No proposals or price bid were requested by the Company, considering that the Transaction could only be made with AB InBev, as a result of the Merger. As mentioned above, the fairness of the financial terms was examined by Rothschild & Sons (Brazil). Also, the Transaction is compatible with the Company’s long-term growth strategy in Central America and its goals to maximize gains to its shareholders.

São Paulo, May 15, 2016.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

 Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer